UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogotá, April 24, 2014

In the first quarter of 2014

AVIANCA HOLDINGS SUBISIDARY AIRLINES TRANSPORT MORE THAN

6 MILLION PASSENGERS

In March 2014, Avianca Holdings and its subsidiaries carried more than 2.1 million passengers, a 5.1% increase over the same period in 2013.

In the first quarter of 2014, Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) affiliated airlines carried 6,188,726 passengers, a 3.3% increase over the same period in 2013. Capacity, measured in ASKs (available seat kilometers), increased 5.5%, while passenger traffic, measured in RPKs (passenger revenue per kilometer flown), increased 2.3%. As a result, the load factor for the first quarter was 78.4%.

In March, the subsidiary companies of Avianca Holdings transported 2,112,639 passengers, up 5.1% compared to March 2013. Capacity (ASKs) increased 5.9%, while passenger traffic(RPKs) increased 3.7%. The load factor for the month was 76.6%.

Domestic markets in Colombia, Peru and Ecuador

From January through March 2014, the number of passengers carried by the affiliated companies of Avianca Holdings within the domestic markets of Colombia, Peru and Ecuador was 3,619,550, up 5.0% compared to the same period in 2013. Capacity (ASKs) in these markets increased 6.4%, while passenger traffic (RPKs) increased 5.4%. As a result, the load factor was 77.2%.

In March, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,249,508 travelers, up 6.9% compared to March 2013. Capacity (ASKs) increased 4.8%, while passenger traffic (RPKs) increased 7.1%. As a result, the load factor was 76.9%.

International markets

From January through March 2014, the number of passengers carried on international routes was 2,569,176, up 0.9% compared to the same period in 2013. Capacity (ASKs) grew 5.2%, while passenger traffic (RPKs) increased 1.6%. As a result, the load factor increased to 78.7%.

In March, the affiliated airlines of Avianca Holdings transported 863,131 passengers on international routes, up 2.6% compared to March 2013. Capacity (ASKs) increased 6.2%, while passenger traffic (RPKs) grew about 2.8%. As a result, the load factor was 76.6%.

ASKs: Available Seat Kilometers

RPKs: Revenue Passenger Kilometers

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

*	About Avianca Holdings S.A. Avianca Holdings S.A. (NYSE: AVH, BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo SA, incorporated in Colombia, Aerolineas Galapagos SA Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua and Isleña de Inversiones SA de CV ISLEÑA, incorporated in Honduras.

Press Contact Information:

Communications and Corporate Affairs
Gilma Úsuga	Claudia Arenas
Director of Communications Colombia | Europe	International Director of Communications
Phone: (57+1) - 587 77 00 ext. 1711	Phone: (50+2) 2279-5700 (502) 2279-5600
gilma.usuga@avianca.com; janeth.benitez@avianca.com	claudia.arenas@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2014

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs